                                     UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC  20549


                                       SCHEDULE 13G

                        Under the Securities Exchange Act of 1934
                                    (Amendment No._____)*

                                     CORVEL CORPORATION
                                      (Name of Issuer)

                                        Common Stock
                              (Title of Class of Securities)

                                         34956C106
                                       (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            (continued on following page(s))

                               SCHEDULE 13G



CUSIP NO. 34956C106

1.     NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Americable, Inc.

       EIN #41-1408008

2.     CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP

                                                  (a)____
                                                  (b)____

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Incorporated in Minnesota

                         5.     1,025,000 SOLE VOTING POWER
       NUMBER OF
        SHARES
      BENEFICIALLY       6.     -0- SHARED VOTING POWER
        OWNED BY
          EACH
       REPORTING         7.     1,025,000 SOLE VOTING POWER
        PERSON
         WITH
                         8.     -0- SHARED DISPOSITIVE POWER

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,025,000

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

       [____]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       23.5%

12.    TYPE OF REPORTING PERSON

       CO

                                    SCHEDULE 13G



CUSIP NO. 34956C106

1.     NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ENStar Inc.

       EIN #41-1831611

2.     CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP

                                                  (a)____
                                                  (b)____

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Incorporated in Minnesota

                         5.     1,025,000 SOLE VOTING POWER
       NUMBER OF
        SHARES
      BENEFICIALLY       6.     -0- SHARED VOTING POWER
        OWNED BY
          EACH
       REPORTING         7.     1,025,000 SOLE VOTING POWER
        PERSON
         WITH
                         8.     -0- SHARED DISPOSITIVE POWER

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,025,000

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

       [____]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       23.5%

12.    TYPE OF REPORTING PERSON

       CO

(1)    Held by Americable, Inc., a wholly owned subsidiary of ENStar Inc.

                                    SCHEDULE 13G



CUSIP NO. 34956C106


1.     NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       4J2R1C Limited Partnership

       41-1349619

2.     CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP

                                                  (a)____
                                                  (b)____

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Organized in Minnesota

                         5.     1,025,000 SOLE VOTING POWER
       NUMBER OF
        SHARES
      BENEFICIALLY       6.     -0- SHARED VOTING POWER
        OWNED BY
          EACH
       REPORTING         7.     1,025,000 SOLE VOTING POWER
        PERSON
         WITH
                         8.     -0- SHARED DISPOSITIVE POWER

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,025,000

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

       [____]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       23.5%

12.    TYPE OF REPORTING PERSON

       PN

(1) Held by Americable, Inc., a wholly owned subsidiary of ENStar Inc. 4J2R1C Limited Partnership holds a 29.1% interest in ENStar Inc.

                                    SCHEDULE 13G



CUSIP NO. 34956C106


1.     NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       James H. Michael
       ###-##-####

2.     CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP

                                                  (a)____
                                                  (b)____

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Organized in Minnesota

                         5.     1,025,000 SOLE VOTING POWER
       NUMBER OF
        SHARES
      BENEFICIALLY       6.     -0- SHARED VOTING POWER
        OWNED BY
          EACH
       REPORTING         7.     1,025,000 SOLE VOTING POWER
        PERSON
         WITH
                         8.     -0- SHARED DISPOSITIVE POWER

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,025,000

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

       [____]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       25.3%

12.    TYPE OF REPORTING PERSON

       IN

(1) Held by Americable, Inc., a wholly owned subsidiary of ENStar Inc. James H. Michael directly and indirectly through 4J2R1C Limited Partnership has a 31.8% beneficial interest in ENStar Inc.

                                    SCHEDULE 13G



CUSIP NO. 34956C106


1.     NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       3J2R Limited Partnership

       41-1612323

2.     CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP

                                                  (a)____
                                                  (b)____

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Organized in Minnesota

                         5.     1,025,000 SOLE VOTING POWER
       NUMBER OF
        SHARES
      BENEFICIALLY       6.     -0- SHARED VOTING POWER
        OWNED BY
          EACH
       REPORTING         7.     1,025,000 SOLE VOTING POWER
        PERSON
         WITH
                         8.     -0- SHARED DISPOSITIVE POWER

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,025,000

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

       [____]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       23.5%

12.    TYPE OF REPORTING PERSON

       PN

(1) Held by Americable, Inc., a wholly owned subsidiary of ENStar Inc. 3J2R Limited Partnership holds a 26.2% interest in ENStar Inc.

                                    SCHEDULE 13G



CUSIP NO. 34956C106


1.     NAME OF REPORTING PERSON

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Jeffrey J. Michael
       ###-##-####

2.     CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP

                                                  (a)____
                                                  (b)____

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Organized in Minnesota

                         5.     1,025,000 SOLE VOTING POWER
       NUMBER OF
        SHARES
      BENEFICIALLY       6.     -0- SHARED VOTING POWER
        OWNED BY
          EACH
       REPORTING         7.     1,025,000 SOLE VOTING POWER
        PERSON
         WITH
                         8.     -0- SHARED DISPOSITIVE POWER

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,025,000

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

       [____]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       25.3%

12.    TYPE OF REPORTING PERSON

       IN

(1) Held by Americable, Inc., a wholly owned subsidiary of ENStar Inc. Jeffrey J. Michael directly and indirectly through 3J2R Limited Partnership holds a 26.2% interest in ENStar Inc.

Item 1(a)   Name of Issuer

            CorVel Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices

            1920 Main Street
            Suite 1090
            Irvine, California 92714

Item 2 (a)  Name of Persons Filing

            (i)   Americable, Inc.
            (ii)  ENStar Inc.
            (iii) 4J2R1C Limited Partnership
            (iv)  3J2R Limited Partnership
            (v)   James H. Michael
            (vi)  Jeffrey J. Michael

Item 2 (b)  Address of Principal Business Office

            6479 City West Parkway
            Eden Prairie, MN  55344-3246

Item 2 (c)  Citizenship

            (i)   Americable, Inc. - Incorporated in Minnesota
            (ii)  ENStar Inc. - Incorporated in Minnesota
            (iii) 4J2R1C Limited Partnership - Organized in Minnesota
            (iv)  3J2R Limited Partnership - Organized in Minnesota
            (v)   James H. Michael - United States Citizen
            (vi)  Jeffrey J. Michael - United States Citizen

Item 2 (d)  Title of Class of Securities

            Common Stock, $.0001 par value

Item 2 (e)  CUSIP Number

            34956C106

Item 3    If this statement is filed pursuant to Rules 13d-1(b), or 13(d) -
            2(b), check whether the person filing is a:

     (a)  [   ] Broker or Dealer registered under Section 15 of the Act
     (b)  [   ] Bank as defined in Section 3(a)(6) of the Act
     (c)  [   ] Insurance Company as defined in Section 3(a)(19) of the Act
     (d)  [   ] Investment Company registered under Section 8 of the
                Investment Advisers Act of 1940
     (e)  [   ] Investment Adviser registered under Section 203 of the
                Investment Advisers Act of 1940
     (f)  [   ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
     (g)  [   ] Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G)
     (h)  [   ] Group, in accordance with 240. 13d-1(b)(ii)(H)

Item 4    Ownership

     (a)  Amount Beneficially Owned:  1,025,000

     (b)  Percent of Class:  23.5%

     (c)  Number of Shares as to Which Such Person Has:

          (i)   sole power to vote or to direct the vote:  1,025,000

          (ii)  shared power to vote or to direct the vote:  -0-

          (iii) sold power to dispose or to direct the disposition of:
                1,025,000

          (iv)  shared power to dispose or to direct the disposition of: -0-

Item 5    Ownership of Five Percent or Less of a Class

          Not applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person

          Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company

          On 2/25/97, the shares being reported were transferred by ENStar Inc. to Americable, Inc., a wholly owned subsidiary of ENStar Inc. Americable, Inc. currently holds these shares.

Item 8    Identification and Classification of Members of the Group

          Not applicable

Item 9    Notice of Dissolution of Group

          Not applicable

Item 10   Certification



          By signing below I certify that, to the best of my knowledge and Belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 1, 1997


4J2R1C Limited Partnership                   ENStar Inc.


by/s/Jeffrey J. Michael                      by/s/Peter E. Flynn
-----------------------------                -----------------------------
by: Jeffrey J. Michael                       by: Peter E. Flynn
    Managing General Partner                     Executive Vice President
                                                 And Chief Financial Officer

3J2R Limited Partnership                     Americable, Inc.


by/s/Jeffrey J. Michael                      by/s/Peter E. Flynn
-----------------------------                -----------------------------
by: Jeffrey J. Michael                       by Peter E. Flynn, Secretary
    Managing General Partner

EXHIBIT 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock of CorVel Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

     In evidence thereof, the undersigned, being duly authorized, hereby Execute this Joint Filing Agreement as of June 1, 1997.



4J2R1C Limited Partnership                   ENStar Inc.


by/s/James H. Michael                        by/s/Peter E. Flynn
-----------------------------                -----------------------------
by: James H. Michael                         by: Peter E. Flynn
    Managing General Partner                     Executive Vice President
                                                 And Chief Financial Officer

3J2R Limited Partnership                     Americable, Inc.


by/s/Jeffrey J. Michael                      by/s/Peter E. Flynn
-----------------------------                -----------------------------
by: Jeffrey J. Michael                       by Peter E. Flynn
    Managing General Partner                    Secretary



by/s/James H. Michael                        by/s/Jeffrey J. Michael
-----------------------------                -----------------------------
by: James H. Michael                         by: Jeffrey J. Michael